ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199–3600 WWW.ROPESGRAY.COM

December 11, 2017
Robert Schmidt (617) 951-7831 Robert.Schmidt@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: David Orlic

Re:	Allianz Funds (Registration Nos. 33-36528 and 811-06161)—Responses to Comments on Post-Effective Amendment No. 197

Dear Mr. Orlic:

I am writing on behalf of Allianz Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on the Fund’s Post-Effective Amendment No. 197 (the “485(a) Amendment”) to the Fund’s Registration Statement on Form N-1A. The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on October 13, 2017 to register Class R6 shares of the AllianzGI NFJ Mid-Cap Value Fund (the “Fund”), a preexisting series of the Trust. We received your oral comments regarding the 485(a) Amendment via telephone on November 29, 2017. Summaries of your comments and the Trust’s responses are set forth below. These responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 198 (the “458(b) Amendment”) to the Trust’s Registration Statement, to be filed with an effective date of December 12, 2017, pursuant to Rule 485(b) under the Securities Act.

General

1.	Comment: Please explain supplementally why it is appropriate to include the term “NFJ” in the Fund’s name when NFJ Investment Group LLC (“NFJ LLC”) is no longer the sub-adviser to the Fund.

Response:    While NFJ LLC merged with and into the Fund’s adviser, Allianz Global Investors U.S. LLC (“AllianzGI U.S.”), as of July 1, 2017, which had been its 100% direct parent company, this internal restructuring did not result in any change in the personnel directly managing the Fund or any of the affiliated funds previously managed by NFJ LLC (collectively, the “NFJ Funds”), or the manner in which investment advisory services are provided to the NFJ Funds. The investment advisory firm of NFJ LLC ceased to have separate existence, but the “NFJ” brand continues to have commercial currency. Because the investment approach that investors have come to associate with NFJ LLC and the investment products managed by NFJ LLC have remained unchanged, the Trust believes it is appropriate to likewise leave the names of the NFJ Funds, including the Fund, unchanged. Use of the “NFJ” name is not suggestive of a focus on a particular type of investment or investments in a particular industry or group of industries, and is not otherwise precluded by Section 35(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), or any rule or guidance thereunder. The Trust notes that another Fund in the Allianz complex, RCM Dynamic Multi-Asset Plus VIT Portfolio, a series of Premier Multi-Series VIT, has continued to use the “RCM” brand name even after another Allianz-affiliated sub-adviser, RCM Capital Management LLC, was merged with and into AllianzGI U.S in 2013.

Prospectus

2.	Comment: Footnote 1 to the Fund’s fee table indicates that AllianzGI U.S. has agreed to waive a portion of its administration fee through September 30, 2019. However, the lead-in language to the Expense example states, “The Examples are based, for the first year, on Total Annual Operating Expenses After Expense Reductions and, for all other periods, on Total Annual Fund Operating Expenses.” If appropriate, please consider revising this disclosure to indicate that the fee waiver is effective beyond the first year shown in the example.

Response:    Although the waiver is effective until September 30, 2019, the 485(b) Amendment includes an expense example that reflects a fee waiver for one year only. This presentation is consistent with the expense examples shown by other series of the Trust in their offering documents, and also simplifies the computations and time periods involved in a way that the Trust believes makes the example more reader-friendly.

3.	Comment: Please supplementally explain why Credit and Counterparty Risk is identified as a principal risk of the Fund, given that fixed income investing is not listed as a principal strategy, of the Fund, or else remove it from the principal risk disclosure.

Response:    While it normally invests primarily in common stocks and other equity securities, the Fund retains the flexibility to use a wide range of derivative and other instruments that may expose it to credit and/or counterparty risk. The Trust therefore believes that inclusion of the referenced risk disclosure is appropriate for this Fund. The Trust notes, further, that registered funds throughout the Allianz complex generally identify “Credit and Counterparty Risk” as a principal risk.

4.	Comment: Please supplementally explain why Turnover Risk is included as a principal risk of the Fund, given that the disclosed turnover rate of 45% is relatively low, or else remove it from the principal risk disclosure. If Turnover Risk is a principal risk of the Fund, please consider including in the Fund’s Item 4 strategy description a statement that the Fund may engage in active or frequent trading as a principal investment strategy.

Response:    The Trust notes that Item 3 of Form N-1A requires all funds to define portfolio turnover, explain its effects on fund performance and provide the portfolio turnover rate during the most recent fiscal year. Given that this disclosure is required for all funds, including those that do not engage in frequent trading as a principal investment strategy, the Trust believes that the inclusion of Turnover Risk is appropriate for the Fund, regardless of whether it engages in frequent trading as a principal investment strategy.

5.	Comment: Please include a footnote to the bar chart in the “Performance Information” section of the Fund Summary that is responsive to Instruction 3(b) under Item 4 in Form N-1A.

Response:    Please see the response to comment 6 below.

6.	Comment: Some of the lead-in language in the “Performance Information” section of the Fund Summary appears to be generic, including the statement, “For periods prior to the inception date of a share class, performance information shown for such class may be based on the performance of an older class….” (Emphasis added.) Please revise this language so that it is specific to the share class offered in this Prospectus.

Response:    The disclosure in the “Performance Information” section has been revised, in relevant part, as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The bar chart and the information to its right show performance of the Fund’s Class A shares, which are offered in a different prospectus. This is because the Fund’s Class R6 shares were not outstanding during the periods shown. The bar chart and the information to the right do not reflect the impact of sales charges (loads). If they did, returns would be lower than those shown. Class A shares and Class R6 shares would have similar annual returns because the shares are invested in the same portfolio of securities. However, Class R6 shares would have had different performance due to the different expenses they bear. For Class A shares, performance in the Average Annual Total Returns table reflects the impact of sales charges. ~~For periods prior to the inception date of a share class, performance information shown for such class may be based on the performance of an older class of shares that dates back to the Fund’s inception~~ Performance information shown for Class R6 shares is based on the performance of Class A shares, as adjusted to reflect fees and expenses paid by the newer class.

7.	Comment: Disclosure in the section titled “Performance Information” in the Fund Summary indicates that the performance information shown in the Average Annual Total Returns table for periods prior to the inception date of the Class R6 shares may be based on the performance of an older share class that dates back to the Fund’s inception, as adjusted to reflect certain fees and expenses paid by the newer class. The footnote to the performance table included on page 45 of the Prospectus contains disclosure to similar effect. Please explain the legal basis for using this adjustment method, particularly in light of the Quest For Value Dual Purpose Fund, Inc., SEC No-Action Letter (publicly available February 28, 1997).

Response:    It has been the longstanding practice of funds advised by AllianzGI U.S. to adjust the inherited performance of a new share class of an existing fund based on differences in class-specific expenses relative to the oldest prior-existing share class, regardless of whether such adjustment results in an increase or decrease in performance.

The Trust believes that its method of presenting adjusted performance is appropriate because it consistently uses the fees and expenses paid by the newer share class to adjust the older share class performance shown for periods prior to the inception of the newer share class. In cases where a straightforward adjustment is possible, the alternative method, using the fees and expenses of the older share class, would provide a less fair presentation because it would fail to adjust for fees and expenses that will actually be paid or otherwise borne by investors in the newer share class.

On October 27, 1998, J.B. Kittredge, formerly of this law firm, spoke with Barry Miller, the legal counsel then associated with the Office of Disclosure at the Division of Investment Management, about the presentation of performance data by the Trust, in its prospectuses for newer share classes with lower expenses than a fund’s older share classes. This conversation resulted from the filing of a post-effective amendment to the Trust’s registration statement. The cover letter of that amendment specifically referred to the Trust’s then-proposed (and now current) methodology so as to bring it to the attention of the Staff, and also referred to the Staff’s position in Quest For Value Dual Purpose Fund, Inc., SEC No-Action Letter (publicly available February 28, 1997). The methodology in question was the same as that used for presenting the performance in the Fund’s Prospectus and in the offering documents for the registered funds in the Allianz complex generally. The Trust understands that during this conversation Mr. Miller indicated that (a) he understood the Trust’s reasons for using its performance methodology, but (b) the Staff would not affirmatively approve of the Trust’s methodology. Mr. Miller also indicated that he understood that the Trust would use such methodology in the absence of further Staff action. The Trust has continued to present its performance using such methodology in its prospectuses and annual and semi-annual reports since October 1998. Although from time to time the Staff comments upon the methodology, the Staff has reaffirmed its understanding that the Trust would use such methodology in the absence of further Staff action, although the Staff has not affirmatively approved its use. We are not aware of any aspects of the substantial 2009 revisions to Form N-1A or related public statements by the Commission that provide further insight into the appropriateness of this methodology or specifically disapprove of such an approach.

As noted in the paragraph preceding the referenced bar charts, details regarding the calculation of the Fund’s class-by-class performance, including a discussion of any performance adjustments, are provided under “Additional Performance Information” in the Funds’ Prospectus and Statement of Additional Information (“SAI”).

8.	Comment: Disclosure in the section of the Fund Summary titled “Purchase and Sale of Fund Shares” states, “For Class R6 shares, there is no minimum initial investment for specified benefit plans and other eligible investors.” If true, please revise this disclosure to indicate that no subsequent investment is required for eligibility to invest in Class R6 shares.

Response:    The relevant disclosure has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

For Class R6 shares, there is no minimum initial investment and no minimum needed to add to an existing account for specified benefit plans and other eligible investors.

9.	Comment: The Staff notes that Currency Risk is included as a Principal Risk of the Fund. Please consider also including risk disclosure relating to American Depository Receipts (“ADRs”).

Response:    The Trust notes that the Fund’s “Principal Investment Strategies” disclosure currently states: “The Fund may also invest in other kinds of equity securities, including preferred stocks and convertible securities. The Fund may invest up to 25% of its assets in non-U.S. securities, including emerging market securities, except that it may invest without limit in American Depositary Receipts (ADRs).” The Trust notes that this language clearly conveys to the reader that it is a principal investment strategy of the Fund to invest in non-U.S. securities, and further that the Fund’s investments in ADRs are among the means the Fund may use to facilitate its non-U.S. investments. In turn, the Trust believes that the Fund’s current risk disclosures under the headings of Equities Securities Risk, Non-U.S. Investment Risk and Emerging Markets Risk are comprehensive as to the risks associated with ADRs and make a specific ADR risk disclosure unnecessary.

10.	Comment: The Staff notes that Focused Investment Risk is included as a Principal Risk of the Fund. If the Fund’s investments focus on a particular geography or industry, please disclose the specific risks associated with that geography or industry.

Response:    The Trust believes it is appropriate for the Fund to include Focused Investment Risk as a principal risk because the securities and markets in which the Fund primarily invests (including non-U.S. securities) have in the past and may in the future experience extreme volatility and disruption, such as during the financial crisis of 2008-2009 and its aftermath. A Fund, despite being diversified across individual issuers prior to such a disruption, may as a result become temporarily heavily weighted in, and thus exposed to the risks associated with, a small number of issuers, sectors, industries or geographic regions within its portfolio. Additionally, as disclosed in the “Summary of Principal Risks” section of the Prospectus, Focused Investment Risk is not limited to non-diversified Funds or to diversified Funds investing in a relatively small number of issuers. Natural phenomena such as weather emergencies, natural disasters and climate change

(and related international regulation and accords) can materially affect certain geographic regions, issuers and industries, the risks of which, the Trust believes, may adversely impact the Fund, even though it is diversified and typically has investments in the securities of a relatively large number of issuers.

11.	Comment: Please supplementally explain why Smaller Company Risk is included as a principal risk of the Fund, given its mid-capitalization focus, or else remove it from the principal risk disclosure.

Response:    The Fund, acting within its investment polices, may invest in companies that expose it to smaller company risk. The Trust’s description of Smaller Company Risk is deliberately broad so as to make clear that the risks described may apply to companies that that are not “small capitalization” companies under any specific standard. As disclosed in the description of “Smaller Company Risk” included in the Fund’s Item 9 disclosure, companies with medium-sized market capitalizations may have substantial exposure to the risks described under Smaller Company Risk. Moreover, while the Fund is subject to a Rule 35d-1 80% test requiring it to normally invest most of its assets in companies with medium market capitalizations, the Fund is not subject to any lower boundary on the size of issuers in which it may invest, and it may have significant exposure to small-capitalization issuers. Accordingly, the Trusts believes that Smaller Company Risk is appropriately identified as a principal risk of the Fund.

Statement of Additional Information (“SAI”)

12.	Comment: The first page of the SAI states that audited financials for all series of the Trust are incorporated by reference. The Staff notes that an auditor’s consent will need to be filed with the 485(b) Amendment covering the financials of all series of the Trust, and not just for the Fund. Alternatively, the SAI could be revised so that it does not incorporate the financial statements of the additional series.

Response:    The auditor consent filed with the 485(b) Amendment will cover all series of the Trust.

13.	Comment: In its discussion of swap agreements on page 27 of the SAI, the Trust states, “In connection with credit default swaps in which a Fund is the seller, the Fund will typically segregate or ‘earmark’ cash or liquid assets, or enter into certain offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund).” The Staff’s position is that offsetting positions are not appropriate cover for credit default swaps, and that offsetting positions are only permissible as coverage as specified in Dreyfus Strategic Investing & Dreyfus Strategic Income, SEC Staff No-Action Letter (publicly available June 22, 1987) (“Dreyfus”), or in other no-action relief. Please revise the disclosure accordingly.

Response:    Per Release 10666 and its progeny, which include Dreyfus, trading practices involving contractual obligations to pay in the future are subject to the requirements of

Section 18 of the 1940 Act and should be treated as “senior securities” unless: (i) a fund segregates liquid assets designated as such on the fund’s records with a value equal to the fund’s contractual obligations, determined daily on a marked-to-market basis; or (ii) a fund “covers” its obligations (e.g., a fund with a short position in a futures contract could “cover” its obligations by entering into an offsetting transaction whereby it owns the instruments or currency underlying the contract in an amount sufficient to satisfy its obligations thereunder). The Trust believes that a fund may appropriately cover a short CDS position with an offsetting position. The Trust notes, as an example, that a common methodology for effectively closing a short CDS position is to enter into a long CDS position in instances where the short counterparty is not otherwise willing to facilitate the closing of the position. Accordingly, the Trust respectfully declines to revise its disclosure in response to this comment.

14.	Comment: The Staff notes that disclosure in the section titled “Investment Objectives and Polices–Mortgage-Related and Asset-Backed Securities–Mortgage Pass-Through Securities” currently states: “In the case of privately issued mortgage-related securities, the Funds take the position that mortgage-related securities do not represent interests in any particular ‘industry’ or group of industries.” Please consider revising this disclosure in light of the Staff’s position that, for purposes of a fund’s fundamental policy on industry concentration, privately issued mortgage-related securities represent an investment in an industry or group of related industries.

Response:    The Trust respectfully submits that the referenced disclosure is consistent with Section 8(b)(1) of the 1940 Act and the rules and other SEC guidance thereunder. Section 8(b)(1) requires a fund to state in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries (a “concentration policy”). If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments.

Neither the 1940 Act nor Form N-1A specifies how to define an “industry” for purposes of a fund’s concentration policy under Section 8(b)(1). Former Guide 19 to Form N-1A, which was repealed in 1998, provided that a fund may select its own industry classification; however, such classification must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different. In the SEC No-Action Letters issued to Morgan Stanley Securities Trust and BlackRock Multi-Sector Income Trust, each dated July 8, 2013, the Commission stated that Section 8(b)(1) allows funds “some discretion” to implement a concentration policy and states that “a fund must clearly and precisely describe, with as much specificity as is practicable, the circumstances under which the fund intends to concentrate its investments.”

The Trust believes that if it were to treat privately issued mortgage-related securities as a single industry or group of industries, such grouping would be overly broad and would encompass companies with materially different economic characteristics. The Trust believes that its disclosed position regarding the treatment of privately issued mortgage-related securities for purposes of a Fund’s industry concentration policy is therefore reasonable and appropriate and respectfully declines to revise the disclosure relating to privately issued mortgage-related securities.

15.	Comment: The first restriction under “Fundamental Investment Restrictions” on page 53 of the SAI states that the Fund:

may borrow money to the maximum extent permitted by law, including without limitation (i) borrowing from banks or entering into reverse repurchase agreements, or employing similar investment techniques, and pledging its assets in connection therewith, if immediately after each borrowing and continuing thereafter, there is asset coverage of 300%, and (ii) entering into reverse repurchase agreements and transactions in options, futures, options on futures, and forward foreign currency contracts.

Please supplementally explain why reverse repurchase agreements are referenced in both prongs of the above restriction, or revise the description of the policy as appropriate.

Response:    The policy referenced above is designed to permit the Fund the flexibility to borrow to the maximum extent permissible under applicable law. The language following the word “including” provides examples of the manner in which the Fund may borrow, but does not affect the substance of the policy. By way of background, the Fund commenced operations in 1988 and its fundamental investment restriction on borrowing has been in place for a number of years. Moreover, the Fund did not use reverse repurchase agreements in its most recent fiscal year. Should the Fund use reverse repurchase agreements in the future, it will undertake to do so in compliance with applicable law and regulatory guidance, which is likewise consistent with the current formulation of its fundamental investment restriction.

16.	Comment: In the section titled “Investment Restrictions–Other Information Regarding Investment Restrictions and Policies,” please revise the following disclosure: “For purposes of determining compliance with its Rule 35d-1 policy, a Fund may account for a derivative position by reference to either its market value or notional value, depending on the circumstances.” This disclosure is inconsistent with the Staff’s position, which is that a derivative must be valued at market value if it will count towards a Fund’s Rule 35d-1 policy.

Response:    For purposes of determining compliance with its Rule 35d-1 Policy, a fund may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. Consistent with the purposes of Rule 35d-1, the Trust believes it is appropriate to use a derivative contract’s notional value when notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with a fund’s name. For example, a fund with the word “bond” in its name might appropriately use the notional value of a long position in a bond futures contract for purposes of measuring the fund’s compliance with its Rule 35d-1 Policy. This is because the potential performance impact of holding a long position in a bond futures contract would be viewed as significantly linked to its notional value, substantially more so than to its market value. The Trust notes that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only serve to prevent funds with appropriate economic exposure to a given type of investment from satisfying their Rule 35d-1 Policies, it would also permit funds with economic exposures very different from their names to comply with their Rule 35d-1 Policies. For example, a fund with “equity” in its name that invests 90% of its assets in equities, but hedges out all of its equity exposure with index futures, would satisfy its Rule 35d-1 Policy notwithstanding that it had no economic exposure to equity investments.

The Trust notes that disclosure in the section titled “Characteristics and Risks of Securities and Investment Techniques–Capitalization Criteria, Percentage Investment Limitations and Alternative Means of Gaining Exposure” currently states:

Unless otherwise stated, all market capitalization criteria and percentage limitations on Fund investments listed in this Prospectus will apply at the time of investment. A Fund would not violate these limitations unless an excess or deficiency occurs or exists immediately after and as a result of an investment. Unless otherwise indicated, references to assets in the percentage limitations on the Funds’ investments refer to total assets. Unless otherwise stated, if a Fund is described as investing in a particular type of security or other instrument, either generally or subject to a minimum investment percentage, the Fund may make such investments either directly or by gaining exposure through indirect means, such as depositary receipts, derivatives (based on either notional or mark-to-market value depending on the instrument and circumstances), placement warrants or other structured products. Such exposure may be achieved through a combination of multiple instruments or through a combination of one or more investment instruments and cash or cash equivalents.

This language remained unchanged in the 485(b) Amendment. The Trust notes that in December 2015 the Commission proposed rule changes relating to this topic that, if adopted as proposed, would affect the Fund’s future approach to segregation.

17.	Comment: Item 18(c) of Form N-1A requires disclosure of the percentage of the Fund’s equity securities owned by all officers, directors and members of any advisory board of the Fund as a group. Please add responsive disclosure to the SAI, or, if it is already included, please supplementally indicate where it is located.

Response:    The Trust respectfully submits that the referenced disclosure appears on page 154 of the SAI.

* * * * *

Please do not hesitate to call me (at 617 951-7831) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Robert Schmidt

Robert Schmidt, Esq.

cc:	Thomas J. Fuccillo, Esq.
Debra Rubano, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.
Lucas Caron, Esq.